Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

04 FEB 27 AM 7:21

## LETTER FOR MAINTENANCE OF EXEMPTION

27 February 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 4

04010151

SUPPL

Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

Enclosed is a copy of each of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the redesignation of YM Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya as the Chairman of the Audit Committee of Sime Darby Berhad - released on 26 February 2004.

2. public announcement in relation to the resignation of YBhg Dato' Mohamed Azman bin Yahya as the Chairman of the Audit Committee of Sime Darby Berhad - released on 26 February 2004.

3. public announcement in relation to the appointment of YBhg Datuk Khatijah binti Ahmad as a Member of the Audit Committee of Sime Darby Berhad - released on 26 February 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

dw 2/27

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax: (212) 571-3050/3052

NZ/jm/SC-ADR-Anncncement/hd

Form Version 2.0

# Change in Audit Committee

Submitted by S DARBY on 26-02-2004 05:38:04 PM
Reference No SD-040226-38245

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SIME DARBY BERHAD** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **Nancy Yeoh Poh Yew** |
| * Designation | : | **Group Secretary** |

| | | |
|---|---|---|
| * Date of change | : | **24-02-2004** |
| * Type of change | : | **Redesignation** |
| * Previous Position | : | **Member of Audit Committee** |
| * New Position | : | **Chairman of Audit Committee** |
| * Directorate | : | ○ **Executive**<br>● **Independent & Non Executive**<br>○ **Non Independent & Non Executive** |
| * Name | : | **Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya** |
| * Age | : | **75** |
| * Nationality | : | **Malaysian** |
| * Qualifications | : | **Not applicable** |
| * Working experience and occupation | : | **Not applicable** |
| * Directorship of public companies (if any) | : | **Tractors Malaysia Holdings Berhad, Kuala Lumpur City Centre Berhad, Kuala Lumpur City Centre Development Berhad, Kuala Lumpur City Park Berhad** |
| * Family relationship with any director and/or major shareholder of the listed issuer | : | **Nil** |
| * Details of any interest in the securities of the listed issuer or its subsidiaries | : | **Nil** |
| * Composition of Audit Committee (Name and Directorate of members after change) | : | **Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Independent & Non Executive)/Chairman**<br>**Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali (Independent & Non Executive)**<br>**Michael Wong Kuan Lee (Independent & Non Executive)**<br>**Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali (Independent & Non Executive)**<br>**Datuk Khatijah binti Ahmad (Independent & Non Executive)** |
| * Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change) | | ● **Yes** ○ **No** |
| Remarks | : | |

Form Version 2.0

# Change in Audit Committee

Submitted by S DARBY on 26-02-2004 05:36:19 PM
Reference No SD-040226-37660

| | | |
|---|---|---|
| | Submitting Merchant Bank (if applicable) | : |
| | Submitting Secretarial Firm Name (if applicable) | : |
| * | Company name | : **SIME DARBY BERHAD** |
| * | Stock name | : **SIME** |
| * | Stock code | : **4197** |
| * | Contact person | : **Nancy Yeoh Poh Yew** |
| * | Designation | : **Group Secretary** |

| | | |
|---|---|---|
| * | Date of change | : **24-02-2004** |
| * | Type of change | : **Resignation** |
| * | Designation | : **Chairman of Audit Committee** |
| * | Directorate | : ○ **Executive**<br>● **Independent & Non Executive**<br>○ **Non Independent & Non Executive** |
| * | Name | : **Dato' Mohamed Azman bin Yahya** |
| * | Age | : **40** |
| * | Nationality | : **Malaysian** |
| * | Qualifications | : **Not applicable** |
| * | Working experience and occupation | : **Not applicable** |
| * | Directorship of public companies (if any) | : **Pengurusan Danaharta Nasional Berhad, Pharmaniaga Berhad**<br>**Malaysian Airline System Berhad, Island & Peninsular Berhad**<br>**PLUS Expressways Berhad, AE Multi Holdings Berhad, Symphony House Berhad, Scomi Group Berhad** |
| * | Family relationship with any director and/or major shareholder of the listed issuer | : **Nil** |
| * | Details of any interest in the securities of the listed issuer or its subsidiaries | : **Nil** |
| * | Composition of Audit Committee (Name and Directorate of members after change) | : **Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Independent & Non Executive)/Chairman**<br>**Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali (Independent & Non Executive)**<br>**Michael Wong Kuan Lee (Independent & Non Executive)**<br>**Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali (Independent & Non Executive)**<br>**Datuk Khatijah binti Ahmad (Independent & Non Executive)** |
| * | Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change) | ● **Yes** ○ **No** |
| | Remarks | : |

Form Version 2.0

# Change in Audit Committee

Submitted by S DARBY on 26-02-2004 05:39:07 PM
Reference No SD-040226-38396

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | SIME DARBY BERHAD |
| * Stock name | : | SIME |
| * Stock code | : | 4197 |
| * Contact person | : | Nancy Yeoh Poh Yew |
| * Designation | : | Group Secretary |

| | | |
|---|---|---|
| * Date of change | : | 24-02-2004 |
| * Type of change | : | Appointment |
| * Designation | : | Member of Audit Committee |
| * Directorate | : | ○ Executive<br>● Independent & Non Executive<br>○ Non Independent & Non Executive |
| * Name | : | Datuk Khatijah binti Ahmad |
| * Age | : | 64 |
| * Nationality | : | Malaysian |
| * Qualifications | : | Degree in Economics from the London School of Economics & Political Science of the University of London |
| * Working experience and occupation | : | Executive Chairman of the KAF group of companies from 1973 to date |
| * Directorship of public companies (if any) | : | KAF Discounts Berhad, KAF-Seagroatt & Campbell Berhad |
| * Family relationship with any director and/or major shareholder of the listed issuer | : | Nil |
| * Details of any interest in the securities of the listed issuer or its subsidiaries | : | 20,000 ordinary shares of RM0.50 each in Sime Darby Berhad |
| * Composition of Audit Committee (Name and Directorate of members after change) | : | Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Independent & Non Executive)/Chairman<br>Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali (Independent & Non Executive)<br>Michael Wong Kuan Lee (Independent & Non Executive)<br>Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali (Independent & Non Executive)<br>Datuk Khatijah binti Ahmad (Independent & Non Executive) |
| * Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change) | | ● Yes ○ No |
| Remarks | : | |